

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2020

<u>Via E-mail</u>

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

>   **Re: TEGNA Inc.**
>   **Soliciting Materials filed pursuant to Rule 14a-12**
>   **Filed February 28, 2020 by Standard General L.P., et al.**
>   **File No. 001-06961**

Dear Mr. de Wied:

We have reviewed the above-captioned filing and have the following comment.

1. We note your assertion that TEGNA's board of directors does not have a single independent director with industry operating experience. This appears to conflict with TEGNA's disclosures that its board is comprised of "industry leaders" with "significant experience" in broadcasting. With a view toward enhanced disclosure in future filings, please provide us with the factual foundation for your assertion about the board.

                              *   *   *

Please direct any questions to me at (202) 551-7951. You may also contact Daniel Duchovny, Special Counsel, at (202) 551-3619.

>   Sincerely,
>
>   /s/ Joshua Shainess
>
>   Joshua Shainess
>   Special Counsel
>   Office of Mergers and Acquisitions